Form N-SAR
Sub-Item 77Q1 (b)
Text of Proposals Described in Sub-Item 77D
Janus Flexible Income Fund
2-34393, 811-1879

The Supplement to the Janus Investment Fund Prospectuses, filed on Form 497 on February 25, 2005, shows the following changes for Janus Flexible Income Fund:

Effective February 28, 2005, Janus Flexible Income Fund's name is changed to "Janus Flexible Bond Fund." As a non-fundamental policy, under normal circumstances, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in bonds. Bonds include, but are not limited to, government bonds, corporate bonds, convertible bonds, mortgage-backed securities and zero-coupon bonds. The Fund will notify you in writing at least 60 days before making any change to this 80% investment policy.

The Fund continues to invest at least 65% of its assets in investment grade debt securities and maintains an average-weighted effective maturity of five to ten years. The Fund continues to limit its investments in high-yield/high-risk bonds to 35% or less of its net assets. The Fund will retain its fundamental policy of investing at least 80% of its total assets income-producing securities, but will also follow the more restrictive non-fundamental policy of investing at least 80% of it net assets in bonds.